UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
IAC/InterActiveCorp Retirement Savings Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION
1.    Not applicable.
2.    Not applicable.
3.    Not applicable.
4.    The IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.
EXHIBIT INDEX
23.1    Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

i

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2017		IAC/InterActiveCorp Retirement Savings Plan

	By:	/s/ MICHAEL H. SCHWERDTMAN
Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp

Appendix I
Financial Statements and Supplemental Schedule
IAC/InterActiveCorp Retirement Savings Plan—December 31, 2016 and 2015 and Year Ended December 31, 2016 with Report of Independent Registered Public Accounting Firm.

IAC/InterActiveCorp Retirement Savings Plan
Table of Contents

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the IAC/InterActiveCorp Retirement Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether such supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

New York, New York June 23, 2017

IAC/InterActiveCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Cash	$715	$5,369
Investments, at fair value	244,861,000	208,722,606
Receivables:
Notes receivable from participants	2,395,069	2,095,677
Participant contributions	634,106	566,167
Employer contributions	247,700	220,975
Total receivables	3,276,875	2,882,819
Net assets available for benefits	$248,138,590	$211,610,794
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
Additions to net assets attributed to:
Contributions:
Participant	$26,543,503
Employer, net of forfeitures	9,187,267
Participant rollover	3,118,742
Total contributions	38,849,512
Investment income:
Net realized and unrealized appreciation in fair value of Plan investments	10,124,922
Dividend, interest and other income	8,212,247
Total investment income, net	18,337,169
Net additions	57,186,681
Deductions from net assets attributed to:
Benefits paid to participants	20,487,896
Administrative expenses	170,989
Total deductions	20,658,885
Net increase	36,527,796
Net assets available for benefits—beginning of year	211,610,794
Net assets available for benefits—end of year	$248,138,590
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements

Note 1 — Description of the Plan
The following description of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (“IAC” or the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants can make pre-tax contributions, after-tax contributions and/or Roth 401(k) contributions (including an irrevocable In-Plan Roth rollover, effective July 1, 2016) ranging from 1% to 50%, in each case, of their compensation (as defined in the Plan document) through payroll deductions. Participant contributions are subject to the annual limitation established by the Internal Revenue Service (“IRS”). For 2016, the IRS limited the annual tax-deferred contribution to $18,000 for each participant. The Plan allows participants age 50 or older to make additional tax-deferred catch up contributions. For 2016, the IRS limited these annual catch up contributions to $6,000 for each participant. Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan permits rollover contributions, including Roth rollovers, from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution. Participants can direct their contributions to any of the Plan’s investment options and may generally change their investment options on a daily basis. Employees who are 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan document).
All newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 6% directed into the various T. Rowe Price Retirement Funds based on their expected year of retirement commencing approximately 90 days after the date of their first paycheck. Newly hired employees are notified of their automatic enrollment in advance and may elect to change their investment option, contribution percentage or not to participate in the Plan prior to the first automatic deferral.
The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company’s Board of Directors (or a Committee thereof). For the year ended December 31, 2016, the Company made discretionary contributions of approximately $0.5 million to the Plan, which was fully funded from Plan forfeitures. The discretionary contributions were made by the Company, subsequent to the Plan's year end, as some participants elected to make their own contributions at a pace that did not allow them to maximize the full benefit of the Company's matching contribution. Company matching contributions and discretionary contributions are directed to the investment options of the Plan based upon the respective participant’s investment election.
Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and the Company’s discretionary contribution, if any, as well as an allocation of Plan earnings (losses). Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined in the Plan document. Fees charged for participant loans and distributions are allocated directly to that participant’s account. The benefit to which each participant is entitled is the vested portion of each such participant’s account.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company matching contributions (plus earnings thereon) after two years of credited service. Certain participants who were employees in plans that were merged into the Plan have different vesting periods for Company matching contributions. In these cases, participants should refer to the applicable merged Plan documents for a complete description of vesting provisions.
Forfeitures
Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions and discretionary contributions, and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled approximately $1.4 million and $2.0 million at December 31, 2016 and 2015, respectively. The amount of forfeitures used to reduce the Company's matching contributions and discretionary contributions at December 31, 2016 totaled approximately $0.7 million and $0.5 million, respectively.
Notes Receivable from Participants
Generally, participants may borrow from their accounts a minimum of $1,000, up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions. Upon termination of employment, any outstanding loans are due and payable within 90 days following the termination date. At December 31, 2016, interest rates on outstanding loans range from 4.25% to 5.50%, with maturity dates through October 30, 2031. At December 31, 2015, interest rates on outstanding loans range from 4.25% to 5.50%, with maturity dates through December 30, 2030.
Payment of Benefits
Upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59 1/2, participant vested accounts are distributable in the form of a lump sum payment or substantially equal installments of cash as previously elected by the participant in accordance with applicable law and the Plan. Participant vested account balances of more than $5,000 may be left in the Plan as previously elected by the participant in accordance with applicable law and the Plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70 1/2. Participant vested account balances of less than $5,000 but more than $1,000 may be automatically rolled over into an individual retirement account unless the participant elects otherwise. Participant vested account balances of $1,000 or less will be automatically distributed in a lump sum. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balance while still employed. Participants’ pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type.
Plan Termination
Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants’ accounts would become 100% vested and the net assets would be distributed to participants.
Administrative Expenses
Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that impact the reported amounts in the financial statements and the accompanying notes. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 3—Fair Value Measurements" for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.
Benefit Payments
Benefit payments are recorded when paid.
Note 3 — Fair Value Measurements
The Plan categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in determining the fair value of the asset or liability. The three levels of the fair value hierarchy are:

•	Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

•
Level 2: Other inputs, which are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

•
Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the fair value of the assets or liabilities.

The shares of registered investment companies, the investments in the self-directed brokerage account (which invests primarily in common stocks, registered investment companies and cash equivalents) and the IAC/InterActiveCorp common stock fund are valued at quoted market prices at year-end. The fair value of the common collective trust fund is based on the NAV reported by the administrator of the common collective trust fund. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

There are no restrictions on redemptions related to the common collective trust fund. There have been no changes in the valuation methodologies used at December 31, 2016 and 2015.
The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2016 and 2015, with the exception of the common collective trust fund which is measured at fair value using the NAV practical expedient.  The fair value for the common collective trust fund is provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. There are no Plan assets that are measured on a recurring basis using Level 2 or 3 inputs.

	December 31, 2016
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Total Fair Value Measurements
Investments in registered investment companies	$223,394,508	$223,394,508
Investment in IAC/InterActiveCorp common stock	5,429,371	5,429,371
Investment in self-directed brokerage account	5,009,783	5,009,783
	$233,833,662	233,833,662
Investment in common collective trust fund, measured at net asset value		11,027,338
Total investments, at fair value		$244,861,000

	December 31, 2015
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Total Fair Value Measurements
Investments in registered investment companies	$189,762,670	$189,762,670
Investment in IAC/InterActiveCorp common stock	5,388,197	5,388,197
Investment in self-directed brokerage account	4,049,486	4,049,486
	$199,200,353	199,200,353
Investment in common collective trust fund, measured at net asset value		9,522,253
Total investments, at fair value		$208,722,606
Note 4 — Income Tax Status
The Plan received a determination letter from the IRS dated May 14, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the receipt of this determination letter. The Plan Administrator has indicated that it will take necessary steps, if any, to bring the Plan's operations into compliance with the Code. The Plan Administrator believes that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5 — Related-Party Transactions
An investment option in the Plan is common stock of IAC, the Plan Sponsor. This investment qualifies as a party-in-interest.
Note 6 — Certain Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 7 — Subsequent Event
On March 31, 2017, Match Group, a subsidiary of IAC, sold its non-dating business, consisting of The Princeton Review. As a result of this transaction, $11.2 million of net assets available for benefits of the employees of The Princeton Review were transferred out of the Plan on April 3, 2017.

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedule
EIN: 59-2712887 Plan Number: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Vanguard Institutional Index	Registered Investment Company		$32,292,125
	T. Rowe Price Retirement 2040 Fund	Registered Investment Company		21,910,743
	T. Rowe Price Retirement 2045 Fund	Registered Investment Company		19,713,947
	T. Rowe Price Retirement 2050 Fund	Registered Investment Company		17,884,343
	Fidelity Contra Fund	Registered Investment Company		16,111,690
	T. Rowe Price Retirement 2035 Fund	Registered Investment Company		14,311,316
	Reliance Trust Company Stable Value Fund	Common Collective Trust		11,027,338
	JP Morgan Mid Cap Value Institutional Fund	Registered Investment Company		10,663,813
	JP Morgan Equity Income R6 Fund	Registered Investment Company		9,989,328
	T. Rowe Price Retirement 2030 Fund	Registered Investment Company		8,320,889
	T. Rowe Price Retirement 2055 Fund	Registered Investment Company		8,212,720
	Hartford Small Cap Growth R5 Fund	Registered Investment Company		6,700,308
	PIMCO Total Return Fund	Registered Investment Company		6,497,992
	Invesco International Growth R5 Fund	Registered Investment Company		6,119,348
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund		5,429,371
	Hartford Mid Cap Y Fund	Registered Investment Company		5,213,870
	Personal Choice Retirement Account	Self-Directed Brokerage Account		5,000,303
	T. Rowe Price Retirement 2025 Fund	Registered Investment Company		4,916,239
	Templeton Foreign Adv Class Fund	Registered Investment Company		4,675,053
	Goldman Sachs Small Cap Value Institutional Fund	Registered Investment Company		4,592,894
	Loomis Sayles Investment Grade Bond Y Fund	Registered Investment Company		4,095,555
	T. Rowe Price Retirement 2020 Fund	Registered Investment Company		3,421,096
	Vanguard Extended Market Index Admiral Fund	Registered Investment Company		2,796,464
	Columbia Acorn International Fund	Registered Investment Company		2,620,200
	Lazard Emerging Markets Open Equity Fund	Registered Investment Company		2,355,079
	Vanguard Total Bond Market Index Admiral Fund	Registered Investment Company		2,042,630
	Vanguard Total Intl Stock Index Admiral Fund	Registered Investment Company		2,017,160
	Invesco Global Real Estate R5 Fund	Registered Investment Company		1,531,172
	T. Rowe Price Retirement Income Fund	Registered Investment Company		1,499,027
	T. Rowe Price Retirement 2015 Fund	Registered Investment Company		1,094,913
	T. Rowe Price Retirement 2005 Fund	Registered Investment Company		786,639
	T. Rowe Price Retirement 2060 Fund	Registered Investment Company		521,496
	T. Rowe Price Retirement 2010 Fund	Registered Investment Company		486,459
	Limited Partnership (1)	Limited Partnership		9,480
*	Notes receivable from participants	Interest rates ranging from 4.25% to 5.50%, with maturity dates through October 30, 2031		2,395,069
	Total investments, at fair value (2)			$247,256,069
____________________________________________

*	Party-in-interest to the Plan as defined by ERISA.

**	These investments are participant-directed and, therefore, cost information is not required.

(1)
The Limited Partnership investment has been broken out from the Personal Choice Retirement Account for purposes of this schedule. They are included together in the "Investment in self-directed brokerage account" balance in the fair value table in "Note 3—Fair Value Measurements."

(2)	Total investments per the Statement of Net Assets Available for Benefits exclude Notes receivable from participants.